EASIC CORPORATION

3940 Freedom Circle

Santa Clara, California 95054

November 27, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Russell Mancuso, Branch Chief
Heather Percival

Re:	eASIC Corporation
Application for Withdrawal of Registration Statement on Form S-1
(File No. 333-202186)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), eASIC Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-202186), together with all exhibits and amendments thereto, initially filed with the Commission on February 19, 2015, as amended (collectively, the “Registration Statement”).

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time.

The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement and the Registration Statement has not been declared effective by the Commission. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake one or more subsequent private offerings in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at eASIC Corporation, 3940 Freedom Circle, Santa Clara, California, 95054, with a copy to the Company’s counsel, Cooley LLP, Attn: David Peinsipp, 101 California Street, 5th Floor, San Francisco, California 94111, facsimile number (415) 693-2222.

If you have any questions with respect to this matter, please contact David Peinsipp of Cooley LLP at (415) 693-2177.

Very truly yours,

EASIC CORPORATION

/s/ Ronnie Vasishta

Ronnie Vasishta
President and Chief Executive Officer

cc:	Richard Deranleau, eASIC Corporation
Matt Ng, eASIC Corporation
David Peinsipp, Cooley LLP
Robert Phillips, Cooley LLP
Jorge del Calvo, Pillsbury Winthrop Shaw Pittman LLP
Davina Kaile, Pillsbury Winthrop Shaw Pittman LLP